

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2024

Zheng Nan
Chief Executive Officer
Webus International Ltd.
25/F, UK Center, EFC, Yuhang District
Hangzhou, China 311121

> **Re: Webus International Ltd.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed June 27, 2024**
> **File No. 333-269684**

Dear Zheng Nan:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form F-1

Exhibits

1. You disclose under Liquidity on page 90 that on April 17, 2024, you entered into a funding support agreement with Mr. Zheng Nan, one of your major shareholders, in which Mr. Zheng Nan promised to provide a line of credit in the amount up to RMB6,000,000 ($845,082) and up to RMB10,000,000 ($1,408,471) as a guarantee for your future bank credit applications. This agreement will expire on December 31, 2025. Please file this funding support agreement as an exhibit, or provide your analysis that such agreement is not required to be filed. See Item 601(b)(10) of Regulation S-K.

2. Please file your Form of Amended and Restated Memorandum and Articles of Association before effectiveness.

Please contact Myra Moosariparambil, Staff Accountant, at 202-551-3796 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Kevin Dougherty, Staff Attorney, at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Fang Liu. Esq.